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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                         National Mercantile Bancorp
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                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                 636912107
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                               (CUSIP Number)

                             Richard G. Erstad
                             Faegre & Benson LLP
                             2200 Norwest Center
                             90 South 7th Street
                        Minneapolis, Minnesota 55402
                                (612) 336-3000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 12, 1997
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D
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CUSIP NO.  636912107                               PAGE   2   OF   5   PAGES
                                                       -------  -------
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    1   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Conrad Company, a Montana corporation
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) / /
                                                                      (B) / /
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    3   SEC USE ONLY
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    4   SOURCE OF FUNDS*
        WC, BK
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Montana
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          NUMBER OF           7   SOLE VOTING POWER
           SHARES                 467,079
        BENEFICIALLY       ----------------------------------------------------
          OWNED BY            8   SHARED VOTING POWER
            EACH                  0
        REPORTING          ----------------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH                  467,079
                           ----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  0
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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        467,079
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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /
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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        58.9%
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    14  TYPE OF REPORTING PERSON*
        CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock (the "Common Stock") of National Mercantile Bancorp, a California corporation (the "Issuer"), 1840 Century Park East, Los Angeles, California 90067.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed by Conrad Company, a Montana corporation ("Conrad"). Conrad's business address and the location of its principal office is 3800 Dain Bosworth Plaza, P.O. Box 1000, Minneapolis, Minnesota 55480-1000. Conrad's principal business is to operate as a bank holding company.

        Conrad is controlled by Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91, as Amended, and Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad Created U/A 6/28/91, as Amended, which own 48.506% and 48.500% of the outstanding stock of Conrad, respectively.

        Information with respect to each of Conrad's executive officers, directors and controlling shareholders is set forth on Schedule I. Each of the persons listed on Schedule I is a citizen of the United States.

        During the last five years, neither Conrad, nor to the best of its knowledge, any of its respective executive officers and directors listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years has it been a party to a civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On June 30, 1997, Conrad paid $4,539,570 to the Issuer for 453,957 shares of 6.5% Series A Noncumulative Perpetual Convertible Preferred Stock (the "Preferred Stock") that are the subject of this statement. The sources of these funds were cash on hand and a loan from First Bank Minnesota, N.A.

        On December 12, 1997, Conrad paid $177,147 for 13,122 shares of Common Stock purchased from 9830 Investments No. 1 Ltd. The source of these funds was cash on hand.

ITEM 4. PURPOSE OF TRANSACTION

        Conrad acquired the shares of Preferred Stock and Common Stock it presently owns (the "Mercantile Stock") for investment. While Conrad has no contract or agreement to purchase shares of Mercantile Stock from any person, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to it, and subject to applicable restrictions in the Issuer's Articles of Incorporation, Conrad will take such actions with respect to its investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as it deems appropriate in light of the circumstances existing from time to time. Conrad may, and reserves the right to, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

        Except as set forth below, Conrad has no plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

        Under the terms of the Private Purchase Agreement pursuant to which Conrad purchased its shares of Preferred Stock, so long as Conrad is a holder of shares of Preferred Stock, the Issuer is obligated to, at the request of Conrad and subject to any applicable federal or state banking law or regulation, cause to be nominated for election as directors of the


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Issuer, and use its reasonable best efforts to cause to be elected, that number of persons designated by Conrad which Conrad or any affiliate thereof is entitled to elect based on cumulative voting in the election of directors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)- (b) Conrad owns 453,957 shares of Preferred Stock. The Preferred Stock is convertible into a like number of shares of Common Stock. Conrad also owns 13,122 shares of Common Stock. Accordingly, Conrad may be deemed to own 467,079 shares of Common Stock, or 58.9% of the outstanding shares of Common Stock. Conrad has sole voting and investment power as to these shares.

       Except as set forth above, neither Conrad nor, to the best of its knowledge, any of the individuals named in Item 2, is the beneficial owner of any Common Stock.

       (c) On June 30, 1997, Conrad purchased 453,957 shares of Preferred Stock for $10 per share. The purchase was consummated in Los Angeles, California pursuant to the terms of a Letter Agreement dated February 6, 1997 between Conrad and the Issuer. On December 12, 1997, Conrad purchased 13,122 shares of Common Stock for $13.50 per share from 9830 Investments No. 1 Ltd. Neither Conrad nor, to the best of Conrad's knowledge, any of the individuals named in Item 2, has effected any other transaction in the Common Stock during the past 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

       (e)    Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as set forth below, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        Pursuant to the terms of the Registration Rights Agreement between Conrad and the Issuer, Conrad is entitled to two requests that the Issuer register, and the Issuer is obligated to file registration statement under the Securities Act of 1933, as amended, covering, shares of Common Stock owned by
Conrad at the time of the request (the "Registrable Securities").   Conrad also
has the right to request that the Issuer include the Registrable Securities in any registration statement proposed to be filed by the Issuer for its own account and/or upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of Registrable Securities that may be included.

        Under the terms of the Private Purchase Agreement, so long as Conrad is a holder of shares of Preferred Stock, the Issuer is obligated to use its reasonable best efforts to cause to be elected as directors of the Issuer that number of persons designated by Conrad which Conrad or any affiliate thereof is entitled to elect based on cumulative voting in the election of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Private Purchase Agreement between the Issuer and Conrad dated as of February 6, 1997 and as amended on April 30, 1997 (incorporated by reference to Exhibit 10.22 to the Issuer's Registration Statement on Form S-2, File
No. 333-21455).



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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



 December 17, 1997                      /s/ Jay L. Kim
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             Date                                   Signature

                                        Jay L. Kim, Vice President
                                       ---------------------------------------
                                                    Name/Title


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                                      SCHEDULE I

                           DIRECTORS AND EXECUTIVE OFFICERS
                                  OF CONRAD COMPANY

    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and controlling shareholders of Conrad Company is set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Conrad Company.

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             NAME                     POSITION WITH         PRESENT PRINCIPAL OCCUPATION               BUSINESS ADDRESS
                                      CONRAD COMPANY                AND ADDRESS
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
 Albert J. Colianni, Jr.             Executive Vice         Executive Vice President                3800 Dain Bosworth Plaza
                                     President and          and Chief Operating Officer             60 South Sixth Street
                                     Chief Operating        Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                     Officer                3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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 Thomas A. Herbst                    Director and           Director and Executive                  3800 Dain Bosworth Plaza
                                     Executive Vice         Vice President                          60 South Sixth Street
                                     President              Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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 Jay L. Kim                          Vice President         Vice President and                      4000 Dain Bosworth Plaza
                                                            Corporate Counsel                       60 South Sixth Street
                                                            Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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 William P. McKnight                 Senior Vice            Senior Vice President                   1650 West 82nd Street
                                     President              Marquette Bancshares, Inc.              Bloomington, MN  55431
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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 Janice Ozzello Wilcox               Senior Vice            Senior Vice President                   3800 Dain Bosworth Plaza
                                     President and Chief    and C.F.O.                              60 South Sixth Street
                                     Financial Officer      Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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 Carl R. Pohlad, Trustee of the      Controlling            Director and President                  3800 Dain Bosworth Plaza
 Revocable Trust of Carl R. Pohlad   Shareholder            Marquette Bancshares, Inc.              60 South Sixth Street
 Created U/A dated 6/28/91, as                              3800 Dain Bosworth Plaza                Minneapolis, MN  55480
 Amended                                                    60 South Sixth Street
                                                            Minneapolis, MN  55480
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 Eloise O. Pohlad, Trustee of the    Controlling            None                                    3800 Dain Bosworth Plaza
 Revocable Trust of Eloise O.        Shareholder                                                    60 South Sixth Street
 Pohlad Created U/A dated 6/28/91,                                                                  Minneapolis, MN  55480
 as Amended
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 James O. Pohlad                     Director and           Director and Executive                  3800 Dain Bosworth Plaza
                                     President              Vice President                          60 South Sixth Street
                                                            Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480


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  Kathi Rogers                       Vice President         Assistant Vice President                4000 Dain Bosworth Plaza
                                                            Marquette Bank, N.A.                    60 South Sixth Street
                                                            8200 Golden Valley Road                 Minneapolis, MN  55480
                                                            Golden Valley, MN   55427
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  N. Thomas Wiedebush                Senior Vice            Director, Chairman and C.E.O.           101 North Main Avenue
                                     President              Marquette Bank of South Dakota, N.A.    Sioux Falls, SD  57117
                                                            101 North Main Avenue
                                                            Sioux Falls, SD  57117
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  Paige Winebarger                   Director, Senior       Senior Vice President and               3800 Dain Bosworth Plaza
                                     Vice President and     General Counsel                         60 South Sixth Street
                                     Corporate Secretary    Marquette Bancshares, Inc.              Minneapolis, MN  55480
                                                            3800 Dain Bosworth Plaza
                                                            60 South Sixth Street
                                                            Minneapolis, MN  55480
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